April 22, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 5 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment includes a revised price range per share of between $8.50 and $10.50, set forth on the cover page of the prospectus, and reflects the removal of selling stockholders from the offering.  Throughout, all of the sections affected by the reduced offering size have been revised.

In addition, we have discussed with the Company the effect of the reduced size on their intended uses of proceeds and their future financing needs and plans.  The section titled “Use of Proceeds” has been revised to reflect the reduced size, and the Company has proportionately reduced each of the intended uses, and lowered its planned capital expenditures.

WR Hambrecht + Co, LLC (“WRH”), as representative of the placement agents, will notify potential investors who have received copies of the preliminary prospectus of the changes to the offering.  As described in the section of the prospectus entitled “OpenIPO Auction Process,” WRH will also require bidders in the auction to reconfirm their bids.  The Company will also issue a press release describing the revised terms.

Securities and Exchange Commission
April 22, 2013
Page Two

We appreciate in advance your time and attention to this Amendment.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge